

April 29, 2014

<u>Via E-mail</u>:
Joseph A. Chlapaty
Chairman, President & Chief Executive Officer
Advanced Drainage Systems, Inc.
4640 Trueman Boulevard
Hilliard, OH 43026

> **Re: Advanced Drainage Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2014**
> **File No. 333-194980**

Dear Mr. Chlapaty:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please be advised that we may have additional comments when your IPO price range is disclosed.

3. We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

4. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.

5. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

Inside Front Cover, page i

6. Please relocate the dealer prospectus delivery obligation to the outside back cover. See Item 502(b) of Regulation S-K.

7. Please remove the sentence in the second paragraph under the table of contents that advises investors that information is current only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Market and Industry Data, page ii

8. Please provide supplemental support for the following statements:
   • "We are the leading manufacturer of high performance corrugated pipe" [page 1];
   • your belief that the markets you "serve in the United States represent approximately $10.1 billion of annual revenue opportunity" [page 1];
   • "Our products are generally lighter, more durable, more cost effective and easier to install than comparable alternatives made with traditional materials" [page 1];
   • "[O]ur pipe has been displacing traditional materials, such as reinforced concrete, corrugated steel and polyvinyl chloride, or PVC, across an ever expanding range of end markets. This has allowed us to consistently gain share and achieve above market growth throughout economic cycles" [page 1]; and
   • "These advantages typically provide our thermoplastic pipe with an installed cost advantage of approximately 20% over concrete pipe" [page 3].

   Please mark copies of these supplemental materials to highlight the information you are using to support your disclosures. We may have additional comments after we review your response.

Prospectus Summary, page 1

Our Company, page 1

9. Information in your summary should be balanced. While we do note that you have briefly listed a number of risks in the summary, including a risk associated with your level of indebtedness, we believe that in addition to your disclosure of net sales, net

income, and Adjusted EBITDA, your overview should disclose the amount of your outstanding debt prior to the offering.

10. We note your disclosure that you "effectively serve all major markets in all 50 U.S. states." Please define "major market" in your prospectus. Additionally, please supplementally disclose the major markets you serve in each of the fifty U.S. states.

11. Please revise your disclosure that you are the "the only supplier in our industry with a national footprint" to reflect that this is only the case in the corrugated HDPE pipe industry and not in the overall pipe industry.

Our Business Strategy, page 5

Continue our focus on operation excellence, page 5

12. Please expand upon why your business model inherently has operating leverage.

Selectively pursue strategic acquisitions, page 6

13. Please supplement your disclosure for your belief that you have "become the acquirer of choice" by providing the basis for how you determined this.

Statement of Cash Flow Data, page 15

14. Please revise your disclosure here and in the liquidity and capital resources section to reflect whether there were cash inflows or outflows for each type of classification.

Risk Factors, page 19

15. We note your disclosure on page 152 that your amended and restated certificate of incorporation will contain an exclusive forum provision. Please tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

Demand for our products and services could decrease…, page 21

16. Please explain if the initial cost of your product is more expensive than traditional materials such as concrete, steel, and PVC pipe. If the initial cost of your product is more expensive than these alternative products, please discuss under this risk factor.

We may not be able to successful expand…, page 24

17. This risk factor appears to consider two distinct risks. Please amend this risk factor into two separate risk factors or supplementally provide us with reasoning on why these two risks should be combined.

We have substantial fixed costs…, page 25

18. Please disclose the percentage of your expenses that were fixed costs for each of the past three fiscal years.

Dividend Policy, page 43

19. Please disclose the special dividend of $108.1 million you paid to all stockholders of record on January 15, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 52

Raw Material Costs, page 54

20. Please discuss the reasons why your ability to pass through raw material prices to your customers may lag the increase in your costs of goods sold. Additionally, when you were unable to pass through raw material prices during a given reporting period, please discuss the specific reasons why you were unable to do so.

Liquidity and Capital Resources, page 69

Working Capital, page 70

21. Your discussion of operating cash flows appears to repeat information found on the statement of cash flows. Please revise your filing to provide a more robust discussion regarding the primary drivers and other material factors which impacted your operating cash flows, specifically your working capital.

Financing Transactions, page 72

22. We note your disclosure which states you intend to use the net proceeds from this offering "(together with cash on hand, if necessary)" to repay a portion of your outstanding debt.   We note on page 70 that your entire cash balance appears to be held by your foreign subsidiaries and that you intend to indefinitely reinvest you earnings in foreign subsidiaries.   Please reconcile these two disclosures.

Critical Accounting Policies, page 73

Goodwill, page 74

23. We note your disclosure that you did not incur any impairment expense. Please revise your filing to either state that the fair value of your reporting units substantially exceeded the book value or, if not, to quantify the percentage by which fair value exceeded book value. Please also revise your filing to identify any reporting unit where goodwill is at risk of impairment.

Business, page 92

24. Please provide all of the financial information about segments that is required by Item 101(b) of Regulation S-K, or include a cross-reference to this data in the financial statements.

Our Strengths, page 93

Experienced management team with successful operating record and significant equity ownership, page 95

25. Please supplementally disclose how you determined that your cost profile is "industry leading."

Management, page 111

26. Please discuss or cross-reference the stockholders agreement on page 144 that enabled ASP ADS Investco to appoint Messrs. Horing, Lovett, and Wolff as directors. See Item 401(a) of Regulation S-K.

Manufacturing Process, page 105

27. We note your disclosures in several locations within your document indicating you have significant unused production capacity in place.   Please disclose your production capacity utilization as a percentage of total capacity for the fiscal periods presented in your document.

Corporate Governance, page 114

Director Independence, page 115

28. Please discuss why you found Mr. Horing to be an independent director when you concluded he was not independent with respect to your audit committee.

Compensation Components, page 124

Annual Cash Incentive Compensation, page 125

Performance Measures, page 126

29. Please disclose the following items about your Annual Cash Incentive Compensation performance measures:
   - the EBITDA funding trigger amount,
   - the minimum EBITDA and Average Debt Balance thresholds, and
   - the objective and subjective individual objectives for each for each of your named executive officers.

   See Item 402(b) of Regulation S-K.

30. We note your EBITDA and Average Debt Balance thresholds are discussed in percentages. Please also include the monetary values of these performance measures when discussing these different thresholds, which may cause you to discuss prior years in order to give context to your current disclosure. See Instruction 2 to Item 402(b) of Regulation S-K.

Long-Term Equity Based Compensation, page 126

31. Please disclose the material terms of your non-qualified stock option grant plan, including the amount of options granted for each named executive officer and whether there were any performance-based conditions to the granting of these options. See Item 402(e)(1)(iv) of Regulation S-K.

Description of Employee Stock Ownership Plan, page 145

32. Please disclose how shares in the employee stock ownership plan are allocated to employees.

Description of Certain Indebtedness, page 155

33. Please discuss the key terms of your revolving credit facility with respect to your joint venture ADS Mexicana under this section. We note the cross-reference you made under Mexicana Revolving Credit Facility on page 72.

Financial Statements

Background and Summary of Significant Accounting Policies

Inventories, page F-11

34. Given your disclosures regarding significant unused or excess capacity, please tell us and disclose your accounting policy for absorbing fixed manufacturing overheads. Please refer to ASC 330-10-30-3 through 30-7 for guidance.

Note 21 – Business Segment Information, page F-38

35. Please modify your document to include product line disclosures or explain to us how you considered ASC 280-10-50-40 in determining not to disclose revenues for groups of similar products. We note on page 99 of your filing, various product offerings within each segment. It's unclear how your pipe offerings and allied products including chambers, structures, fittings, etc. are sufficiently similar to warrant combined disclosure.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Kevin Stertzel, Staff Accountant at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Stephen C. Mahon (Via E-mail)
       Squire Sanders LLP